Form 51-102F3

Material Change Report

1.

Name and Address of Company

MAG Silver Corp.
Suite 770 - 800 West Pender Street
Vancouver, BC
V6C 2V6   Canada

2.

Date of Material Change

June 22, 2010

3.

News Release

MAG Silver Corp. (the “Company”) issued a news release dated June 23, 2010 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.

Summary of Material Change

On June 22, 2010, the shareholders of the Company approved the confirmation, ratification and continuation of the Company’s shareholder rights plan dated August 3, 2007, as amended on March 24, 2009 (the “Rights Plan”).  The shareholders also approved an amendment to increase the fixed number of common shares reserved for issuance under the Company’s stock option plan, as amended and restated on March 24, 2009 (the “Stock Option Plan”).

5.

Full Description of Material Change

On June 22, 2010, at the annual general and special meeting of shareholders of the Company (the “Meeting”), the shareholders of the Company approved the confirmation, ratification and continuation of the Rights Plan.  The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.  The Rights Plan is intended to provide the board of directors and shareholders with more time to fully consider an unsolicited take-over bid and for the board, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  A copy of the Rights Plan is available under the Company’s profile on SEDAR at www.sedar.com.

At the Meeting, the shareholders also approved an amendment to the Stock Option Plan to increase the fixed number of common shares reserved for issuance under the Stock Option Plan from 4,921,056 to 5,453,839 common shares. The number of common shares reserved for issuance under the Stock Option Plan is equal to 10% of the issued and outstanding common shares of the Company as of May 21, 2010, the record date of the Meeting.  A copy of the amended Stock Option Plan is available under the Company’s profile on SEDAR at www.sedar.com.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted on the basis that it is confidential information.

8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis

President and Chief Executive Officer

Telephone: (604) 630-1399

Facsimile: (604) 681-0894

9.

Date of Report

June 24, 2010.